January 30, 2025

Brian Schaffner
Chief Executive Officer
Expion360 Inc.
2025 SW Deerhound Ave.
Redmond, OR 97756

       Re: Expion360 Inc.
           Registration Statement on Form S-1
           Filed January 17, 2025
           File No. 333-284354
Dear Brian Schaffner:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. We note your disclosures here and on page 76 that the selling stockholders may be
       deemed to be    underwriters    within the meaning of the Securities
Act. Please revise to
       clarify that the selling stockholders are underwriters within the meaning of Section
       2(a)(11) of the Securities Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 January 30, 2025
Page 2

statement.

       Please contact Jenny O'Shanick at 202-551-8005 or Evan Ewing at 202-551-5920
with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Manufacturing
cc:   Ryan C. Wilkins